SEC FILE NUMBER
CUSIP NUMBER: 472319102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

JEFFERIES GROUP, INC.

Full Name of Registrant

Former Name if Applicable

520 Madison Avenue, 12th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to rules and regulations established by the Securities and Exchange Commission and the Public Company Accounting Oversight Board to implement Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 10-K for the year ended December 31, 2004 a report of our management on our internal control over financial reporting including an assessment of the effectiveness of our internal control over financial reporting and an attestation report of our registered public accounting firm on our management’s assessment of our internal control over financial reporting.

Due to our delays in completing these requirements, we were unable to file our annual report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense by March 16, 2005.

We anticipate that we will file our complete annual report on Form 10-K for the year ended December 31, 2004 by March 31, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph A. Schenk	212	284-2338

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Results of our operations for the year ended December 31, 2004 significantly improved compared to the results of our operations for the year ended December 31, 2003.

The following information sets forth the results of our operations for the year ended December 31, 2004. We previously announced this information by press release issued on January 19, 2005 and by furnishing the press release on a Form 8-K with the Securities and Exchange Commission on January 19, 2005.

Highlights for the year ended December 31, 2004:

•	Total revenues were $1.2 billion versus $926.7 million for 2003.

•	Net earnings were up 56% to $131.4 million compared to $84.1 million for 2003.

•	Earnings per share (diluted) were up 45% to $2.06 compared to $1.42 for 2003.

•	Total trading revenues were $617.1 million versus $551.5 million for 2003.

•	Investment banking revenues were $352.8 million versus $229.6 million for 2003.

•	Asset management related revenues were up 148% to $81.2 million versus $32.8 million for 2003.

JEFFERIES GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Amounts in Thousands, Except Per Share Amounts)
(Unaudited)

	Year Ended
	Dec. 31,	Dec. 31,
	2004	2003
Revenues:
Commissions	$258,838	$250,191
Principal transactions	358,213	301,299
Investment banking	352,804	229,608
Asset management fees and investment income from managed funds	81,184	32,769
Interest	134,450	102,403
Other	13,150	10,446

Total revenues	1,198,639	926,716
Interest expense	140,394	97,102

Revenues, net of interest expense.	1,058,245	829,614

Non-interest expenses:
Compensation and benefits	595,887	474,709
Floor brokerage and clearing fees	52,922	48,217
Technology and communications	64,555	58,581
Occupancy and equipment rental	39,553	32,534
Business development	35,006	26,481
Other	43,333	44,559

Total non-interest expenses	831,256	685,081

Earnings before income taxes and minority interest	226,989	144,533
Income taxes	83,955	52,851

Earnings before minority interest.	143,034	91,682
Minority interest in earnings of consolidated subsidiaries, net	11,668	7,631

Net earnings	$131,366	$84,051

Earnings per share:
Basic	$2.29	$1.58

Diluted	$2.06	$1.42

Weighted average shares:
Basic	57,453	53,090
Diluted	63,908	59,266

*	All share and per share information has been restated to retroactively reflect the effect of the two-for-one stock split declared by the Board of Directors on July 14, 2003 and effected as a stock dividend on August 15, 2003.

JEFFERIES GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	/s/ Joseph A. Schenk
Joseph A. Schenk
Chief Financial Officer

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